

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

<u>Via E-Mail</u>
Mr. Charles Teelon
Chief Executive Executive and Financial Officer
National Waste Management Holdings, Inc.
5920 North Florida Avenue
Hernando, FL 34442

> **Re: National Waste Management Holdings, Inc. (Previously Kopjaggers, Inc.)**
> **Item 4.01 Form 8-K**
> **Filed August 18, 2014**
> **File No. 000-54307**

Dear Mr. Teelon:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jennifer Thompson

                                    Jennifer Thompson
                                    Accounting Branch Chief

Cc: William Eilers, Esq.
       Eilers Law Group